Michael Katz

2060 Ninth Avenue

Ronkonkoma, New York, 11779

January 12, 2007

Christina Chalk, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Chalk:

I am a participant in Glenn Nussdorf's solicitation of consents from the stockholders of Parlux Fragrances, Inc., and I hereby acknowledge that:

(a)

Comments from the Staff of the Securities and Exchange Commission (the "Commission") in connection with Mr. Nussdorf's consent solicitation, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(b)	I may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Katz
Michael Katz